                        DAVENPORT MANAGEMENT CORPORATION

                                               December __, 1997

To the Limited Partners, Holders of Depositary Receipts and Unit Holders of Prime Motor Inns Limited Partnership:

     The undersigned, Davenport Management Corporation, is seeking your support to approve the removal of the present general partner of Prime Motor Inns Limited Partnership (the "Partnership") at a Special Meeting of Limited Partners to be held on January 29, 1998, at 2:30 P.M. local time, at the Holiday Inn, Harmon Meadows Sportsplex, 300 Plaza Drive, Secaucus, New Jersey 07094. The Special Meeting is being called pursuant to Sections 1002(a) and 1504(b)(i) of the Amended and Restated Agreement of Limited Partnership of the Partnership.

     We believe that this action is necessary to revitalize the Partnership and direct it toward a more viable future. DMC believes that the manner in which the business and affairs of the Partnership have been conducted by the present general partner has been a principal cause of the Partnership's poor financial performance and deprived the Partnership of the opportunity to grow and become profitable. (See "Reasons for the Proposals" in the accompanying Proxy Statement.)

     You will also be asked: (1) to approve DMC as the substitute general partner of the Partnership, in the event that the present General Partner is removed; (2) to approve a proposal to request that the current general partner prepare and submit to the Limited Partners a proposal for the conversion of the Partnership to a corporation; and (3) to adjourn the Special Meeting in the event that there are not sufficient votes to remove the present general partner so that additional votes may be solicited in favor of such action.

     WE URGE YOU TO VOTE "FOR" EACH OF THE PROPOSALS DESCRIBED ABOVE BY COMPLETING, SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                         Very truly yours,


                         DAVENPORT MANAGEMENT CORPORATION

                                 PROXY STATEMENT

                        DAVENPORT MANAGEMENT CORPORATION

                       SPECIAL MEETING OF LIMITED PARTNERS,
                        HOLDERS OF DEPOSITARY RECEIPTS AND
                         UNIT HOLDERS OF PRIME MOTOR INNS
                               LIMITED PARTNERSHIP

                         To be Held on January 29, 1998

                               GENERAL INFORMATION

         This Proxy Statement and the accompanying GOLD Proxy Card are furnished by Davenport Management Corporation ("DMC"), a Delaware corporation, to the holders of units of limited partnership interests ("Units") in Prime Motor Inns Limited Partnership, a Delaware limited partnership (the "Partnership"), in connection with the solicitation of proxies to be voted at a Special Meeting of Unit holders scheduled to be held on Thursday, January 29, 1998, at 2:30 P.M. local time, at the Holiday Inn, Harmon Meadows Sportsplex, 300 Plaza Drive, Secaucus, New Jersey 07094 and at any adjournment or postponement thereof (the "Special Meeting") .

         Notice of the Special Meeting has been previously given by Prime-American Realty Corp., the general partner of the Partnership, which stated that the Special Meeting was called pursuant to Section 1504(b)(i) of the Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement").

         At the Special Meeting, limited partners of the Partnership ("Limited Partners"), holders of Depositary Receipts and holders of Units will consider and vote upon DMC's proposals: 1) to remove Prime-American Realty Corp. as the general partner of the Partnership; 2) to elect DMC as the substitute general partner of the Partnership; 3) to request that the present general partner prepare and submit for approval to the Unit holders a proposal to convert the Partnership (and its subsidiary limited partnership) to a corporation; and 4) to adjourn the Special Meeting in the event that there are not sufficient votes to remove the present general partner so that additional votes may be solicited in favor of such action.

         This Proxy Statement and the enclosed GOLD Proxy Card are being furnished to Unit holders of the Partnership on or about December __, 1997.

Voting Securities and Record Date; Quorum
-----------------------------------------

         The Partnership, at the request of DMC, has fixed the close of business on December 5, 1997, as the record date (the "Record Date") for determination of Limited Partners, holders of Depositary Receipts and holders of Units (collectively, "Eligible Persons") entitled to notice of and to vote at the Special Meeting. Based on information provided by the Partnership, as of the Record Date, there were 4,000,000 Units issued and outstanding. Under the Partnership Agreement, the presence in person or by proxy of Limited Partners collectively holding more than 50% of the Units shall constitute a quorum for the Special Meeting. Each Unit entitles the record holder thereof to one vote; Unit holders do not have cumulative voting rights. Abstentions with respect to any proposal will be counted and will have the effect of votes in opposition to such proposal. Broker non-votes are not counted as votes cast on any proposal, if any, to which they relate, but will have the effect of votes in opposition to such proposal. The Partnership has no other class of voting securities entitled to vote at the Special Meeting.

         DMC owns no Units; Jerome S. Sanzo, the sole officer, director and stockholder of DMC, beneficially owns a total of 7,000 Units. Another participant in this proxy solicitation, Martin W. Field, beneficially owns a total of 157,500 Units. (Certain additional information regarding the beneficial ownership of Units by Messrs. Sanzo and Field is set forth below in Appendix I.)


Solicitation and Voting of Proxies
----------------------------------

         Eligible Persons may vote at the Special Meeting in person or by means of the enclosed GOLD Proxy Card. You may specify your voting choices by marking the appropriate boxes on the Proxy Card. The persons named on the enclosed Proxy Card, Jerome S. Sanzo and Martin W. Field, have been designated as proxies by DMC. The proxy solicited hereby, if properly signed and returned to and not revoked prior to or at the Special Meeting, will be voted by the proxies in accordance with the instructions specified thereon. If you properly sign and return your Proxy Card, but do not specify your choices, your Units will be voted by the proxy holders FOR each of the proposals as recommended by DMC.

         DMC encourages you to complete and return the GOLD Proxy Card in the enclosed envelope as soon as possible even if you intend to attend the Special Meeting. You must return a signed Proxy Card if you want the proxy holders to vote your Units. Any Unit holder of record may revoke such holder's proxy at any time before it is voted at the Special Meeting by giving written notice of revocation to DMC c/o Regan & Associates, Inc., 15 Park Row, New York, NY 10038, by submission of a proxy bearing a later date to Regan & Associates, Inc. or by attending the Special Meeting in person and casting a ballot. A beneficial owner of Units behind a broker or bank would need to vote or modify such owner's vote through its respective broker or bank.

         The GOLD Proxy Card also authorizes the proxy holders to vote the Units represented with respect to any matters not known at the time this Proxy Statement was printed which may properly be presented for consideration at the Special Meeting.

Solicitation Expenses
---------------------

         The solicitation of proxies will be made principally by mail, and, in addition, following the mailing of proxy solicitation materials, proxies may be solicited by directors, officers and employees of DMC personally, by telephone or otherwise. Such persons will not receive fees or other compensation for solicitation. DMC has also retained Regan & Associates, Inc. to assist it in the solicitation of proxies in connection with the Special Meeting. DMC has agreed to pay Regan & Associates, Inc. a fee of up to $13,000 in connection with this solicitation and to reimburse it for certain expenses. DMC has also agreed to indemnify Regan & Associates, Inc. against certain liabilities and expenses in connection with its engagement, including certain liabilities under the Federal securities laws. DMC also will reimburse brokers, banks, custodians and nominees at current New York Stock Exchange approved rates for sending proxy materials to the beneficial owners of Units and in obtaining their proxies. DMC will bear the entire cost of soliciting proxies in connection herewith, estimated by DMC to be up to approximately $80,000. Certain of the expenses incurred to date by or on behalf of DMC, including certain fees paid to Regan & Associates, Inc., have been advanced to DMC by Martin W. Field, a Unit holder. DMC may seek reimbursement from the Partnership for such fees and expenses, and, in such event, does not intend to seek Unit holder approval for such reimbursement at a subsequent meeting unless such approval is required under Delaware law.

Davenport Management Corporation
--------------------------------

         DMC was incorporated in September 1997 in the State of Delaware. DMC's activities to date have consisted of the preparation of this Proxy Statement and other activities related to the solicitation by DMC of proxies to be voted at the Special Meeting. Jerome S. Sanzo, a Connecticut resident, is the sole officer, director and stockholder of DMC. Mr. Sanzo provided DMC with its initial capitalization of $10,000.00.


Certain Information Regarding the Partnership
---------------------------------------------

         The Partnership, a Delaware limited partnership, is the sole limited partner of its 99%-owned subsidiary, AMI Operating Partners, L.P. ("Operating Partners"), also a Delaware limited partnership. Prime-American Realty Corp. ("Prime-American"), a subsidiary of Prime Hospitality Corporation, is the general partner of and holds as its principal assets a 1% partnership interest in each of the Partnership and Operating Partners (together, the "Partnerships"). The business of the Partnerships is to operate and maintain full-service hotels (the "Inns"), which are presently franchised as part of the "Holiday Inn" system.

         Except as otherwise expressly indicated below, all information regarding the Partnerships set forth in this Proxy Statement has been taken from or based upon publicly available reports and other documents on file with the Securities and Exchange Commission (the "Commission") and other sources. Although DMC does not have any knowledge that would indicate that any statement contained herein based upon such reports or other documents is untrue, DMC does not take any responsibility for the accuracy or completeness of the information contained in such reports and other documents, or for any failure by the Partnership to disclose events that may affect the significance or accuracy of any such information.

                  PROPOSAL 1 - TO REMOVE THE GENERAL PARTNER

         DMC requests that you consent to the proposal to remove Prime-American Realty Corp. ("Prime-American") as general partner of the Partnership, pursuant to Section 1002(a) of the Partnership Agreement, for the reasons set forth below under "Reasons for the Proposals." The effective date of the removal would be determined subsequent to the Special Meeting by DMC; notice of the removal date would be given to Prime-American in accordance with the provisions of Section 1002(b) of the Partnership Agreement, as described below.

         Under the terms of Section 1002(a) of the Partnership Agreement, the general partner of the Partnership may be removed, with or without cause, only upon the written consent of Limited Partners who collectively hold the right to vote more than 80% of the Units.

         Section 1002(a) further provides that the right of the Limited Partners to remove the general partner shall not exist or be exercised unless the Partnership shall have received an opinion of independent counsel (who may be regular counsel to the Partnership or its general partner) acceptable to the general partner that removal of the general partner and the selection of a successor general partner will not result in (i) the loss of limited liability of the Partnership as a limited partner in Operating Partners, or of any Limited Partner in the Partnership; or (ii) the treatment of the Partnership or Operating Partners as an association taxable as a corporation for federal income tax purposes (unless the Partnership or Operating Partners is already treated in all material respects as an association taxable as a corporation as a result of changes in federal income tax laws). As more fully described under Proposal 3 below, the Partnership has reported that the Partnership, as a publicly-traded partnership, will be taxable as a corporation after December 31, 1997. DMC has, through its counsel, requested that Brown & Wood LLP, counsel to the Partnership and Operating Partners, render the required opinion prior to the Special Meeting. In an informal discussion, Brown & Wood LLP advised counsel to DMC that, based on information then available, it anticipated that the required opinion would be rendered.

         Under Section 1002(b) of the Partnership Agreement, notice of the proposed removal and the removal of the general partner must be served upon the general partner. The notice must set forth the date on which the removal shall become effective, which date shall not be less than 60 days after the service of the notice upon the general partner.

         Pursuant to Section 1004 of the Partnership Agreement, in the event that Prime-American shall have been removed as general partner of the Partnership pursuant to Section 1002, as contemplated by Proposal 1, Prime-American shall also be removed as the general partner of Operating Partners. The interest of Prime- American as general partner of the Partnership and its interest as general partner of Operating Partners (its "combined interest") would then be converted into the number of Units determined by dividing the fair market value of its combined interest as of the effective date of such removal by the Unit Price (as defined in the Partnership Agreement) as of such date.

           PROPOSAL 2 - TO ELECT DMC AS A SUBSTITUTE GENERAL PARTNER

         DMC requests that you vote to elect DMC as the substitute general partner of the Partnership, in the event that Proposal 1, as described above, is approved by Unit holders and Prime-American is removed as general partner. That is, Proposal 1 must be approved and implemented as a condition to DMC becoming the substitute general partner. As provided in Section 1002(d) of the Partnership Agreement, if DMC were elected as the substitute general partner, DMC would be admitted to the Partnership immediately prior to the effective date of the removal of Prime-American as general partner and shall continue the business of the Partnership without dissolution.

         Under the terms of Section 1002(d) of the Partnership Agreement, a substitute general partner may be elected only upon the written consent of Limited Partners who collectively hold the right to vote more than 50% of the Units. In addition, the person designated to be the substitute general partner must accept and agree to be bound by all of the terms of the Partnership Agreement and shall have provided the Partnership with satisfactory evidence of its authority to become a general partner of the Partnership. DMC intends to satisfy such requirements on or before the date on which the Special Meeting is held.

         Finally, under Section 1002(d), DMC may be elected as a substitute general partner only if counsel to the Partnership shall have rendered an opinion that the admission of DMC to the Partnership is in conformity with the Delaware Revised Uniform Limited Partnership Act ("RULPA") and that none of the actions to be taken in connection with the admission of DMC as a substitute general partner will cause the termination or dissolution of the Partnership or will cause it to be classified other than as a partnership for federal income tax purposes. DMC has, through its counsel, requested that Brown & Wood LLP, counsel to the Partnership, render the required opinion prior to the Special Meeting. In an informal discussion, Brown & Wood LLP advised counsel to DMC that, based on information then available, it anticipated that the required opinion would be rendered.

         As noted above, Prime-American serves as general partner of each of the Partnership and Operating Partners. If Prime-American is removed as the general partner of the Partnership and DMC is elected as the substitute general partner, DMC will be deemed for all purposes to be elected successor general partner of Operating Partners under Section 1004 of the Amended and Restated Agreement of Limited Partnership of AMI Operating Partners, L.P. (the "AMI Partnership Agreement"). However, as more fully described below, such action might require the consent of the lenders under certain credit agreements to which Operating Partners is a party. (See "Reasons for the Proposals - The DMC Plan of Action -
6. Removal of Prime-American as General Partner of Operating Partners.")

             PROPOSAL 3 - REGARDING CONVERSION OF THE PARTNERSHIP
                               TO A CORPORATION

         In Item 2 of its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Second Quarter 10-Q"), the Partnership reported that, under the Internal Revenue Code, the Partnership, as a publicly traded partnership, will be taxable as a corporation after December 31, 1997. The Partnership stated that, as a publicly-traded partnership, it would be exempt from taxation as a corporation if it satisfied certain conditions, including making payment in the amount of 3.5% of its gross revenues. The Partnership also indicated that it "believes that, as a result of its operating losses, it should not have any tax liability for a substantial period of time and such 3.5% of gross revenues payment would be substantially in excess of any corporate income tax that the Partnership might foreseeable [sic] pay." (DMC believes that, accordingly, it would be advantageous from a tax standpoint for the Partnership to be taxed as a corporation rather than as a partnership after December 31, 1997.) The Partnership further stated that the general partner was ". . . evaluating the consequences of the transition to corporate form" including, among others, the possibility that transfer of title to the Inns might be required and the possible effect of the conversion on the franchise agreements and the liquor licenses for the Inns.

         The Partnership further reported in the Second Quarter 10-Q that the "General Partner expects to submit to the Limited Partners a proposal for the merger of the Partnership into Operating Partners and for the conversion of the surviving partnership to a corporation owned by, and managed by a Board of Directors elected by, the Unitholders and the General Partner." However, no such proposal has been submitted to date. The Partnership reported substantially the same information in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (the "Third Quarter 10-Q"), with the exception that the Partnership omitted a statement that it expected to submit a proposal regarding the conversion to the Limited Partners. Counsel to the Partnership has informally advised DMC that, in their view, in light of a pending offer to purchase substantially all of the Partnership's assets submitted to the Partnership by Servico, Inc., it would not be appropriate to make preparations for the conversion at the present time inasmuch as, if the sale of substantially all of the Partnership's assets to Servico, Inc. were approved and consummated, it would be unnecessary for the Partnership to convert to corporate form. (See "Background of the Proxy Solicitation - The Servico Offer.")

         DMC proposes that for the reasons set forth below, the Unit holders recommend and request that, as contemplated by the Second Quarter 10-Q, Prime-American prepare and submit a conversion proposal to the Unit holders for approval as promptly as possible. The vote on this Proposal 3 is not a vote on
                                  --------------------------------------------
the conversion, but only a recommendation and request that a proposal to approve
--------------
the conversion be prepared and presented at a future time to the Limited Partners and Unit holders, together with the relevant material information regarding the conversion as required under applicable laws. Approval of this Proposal 3 would require the approval of holders of more than 50% of the Units.

         Based on publicly available information regarding the Partnership, DMC does not believe that it would be in the interests of the Partnership or the Unit holders for the Partnership to continue to operate as a partnership while being taxed as a corporation after December 31, 1997. It is generally recognized that the corporate form affords certain advantages over the partnership form with respect to financing, liquidity and acquisition matters. It is also generally recognized that equity holders in a corporation have greater voice in the selection of management than in a limited partnership. In addition, DMC believes that it is likely that the Partnership would incur fewer costs of tax reporting and compliance. Specifically:

         1. The conversion would be expected to provide the corporate successor to the Partnership with potentially greater access to capital markets at a potentially lower cost of capital and thereby enhance its ability to fund operations and future growth. It is generally recognized that lenders, for example, are more hesitant to lend to limited partnerships than to corporations.

         2. The conversion might have the effect of expanding the Partnership's potential investor base to a broader array of investors (e.g. pension plans, mutual funds and other institutional investors) which often do not invest in publicly traded limited partnerships because of tax, risk and other considerations. Conversion also could result in increased research coverage of the Partnership by investment analysts. These factors might result in greater trading activity and liquidity for the common stock of the successor corporation, as compared to the Units.

         3. Operating in corporate form should provide the Partnership with greater flexibility to consummate acquisitions, including the use of capital stock as acquisition consideration.

         4. The conversion would simplify the Partnership's organizational structure and reduce significantly the costs of tax reporting for the Partnership and Unit holders. The conversion would, e.g., eliminate the costs incurred annually by the Partnership to prepare and send individual Form K-1s to each Unit holder.

         5. Management would be the responsibility of the board of directors of the successor corporation, rather than of a general partner of the Partnership. The board of directors would be elected on an annual basis directly by holders of the common stock of the successor corporation. In contrast, the general partner of the Partnership does not stand for election, although, as provided in the Partnership Agreement, the general partner may be removed and substitute general partners may be elected.

Neither DMC nor anyone acting on its behalf has conducted or is conducting an analysis regarding the tax savings, if any, which could potentially be realized from being taxed as a corporation rather than as a partnership. DMC has no knowledge as to whether Prime-American has made or caused to be made such an analysis.

         Pursuant to credit agreements relating to the Partnership's long-term indebtedness (referred to below as the "Loan Agreements"), no merger or consolidation involving Operating Partners may occur unless the unanimous consent of the lenders and mortgage note holders is obtained. If a merger or consolidation were to occur without such consent and the merger or consolidation was not otherwise corrected or reversed within 30 days (or, under certain circumstances, such additional period of up to 30 or 60 days as the relevant Loan Agreement may permit) of receipt by Operating Partners of a notice from the relevant agent or servicer under the Loan Agreements specifying the default and requiring it to be remedied, an event of default will exist. In addition, certain events representing a change in control of Operating Partners (including the ownership of 50% or more of the limited partnership interest in the Partnership by an entity that is not a "permitted transferee") will constitute an event of default if the consent of the necessary number of lenders and mortgage note holders under the Loan Agreements is not received or if the change in control is not otherwise remedied within 10 days after a notice of default is received. In case of a default under the Loan Agreements: (a) the lenders are relieved of any obligations to make further advances under the Priming Loan Agreement without regard to any required notice and cure period and
(b) upon the expiration of any applicable cure period, the lenders and mortgage note holders are entitled (but not required) to take various other actions, including acceleration of the loans and foreclosure against collateral.

         Depending upon the manner in which the proposed conversion may be effected, such conversion to corporate form might be deemed to involve a merger or consolidation of Operating Partners and/or a concentration of ownership of the limited partnership interest in the Partnership. In that event, DMC anticipates that the necessary consents of the lenders and mortgage note holders, as outlined above, would be sought in advance of such transaction.

                PROPOSAL 4 - ADJOURNMENT OF THE SPECIAL MEETING

         In the event that there are not sufficient votes to remove the present general partner at the time of the Special Meeting, Eligible Persons will be asked to consider and vote upon a proposal to adjourn the Special Meeting in order to permit further solicitation of proxies. In order to allow proxies that have been received by DMC at the time of the Special Meeting to be voted for such adjournment, if necessary, DMC has submitted the question of adjournment under such circumstances to Eligible Persons as a separate matter for their consideration. A majority of the Units present or represented at the Special Meeting is required in order to approve any such adjournment. DMC recommends that Eligible Persons vote their proxies in favor of such adjournment so that their proxies may be used for such purpose in the event it should become necessary. If it is necessary to adjourn the Special Meeting, no notice of the time and place of the adjourned meeting is required to be given to Eligible Persons other than an announcement of such time and place at the Special Meeting.

                           REASONS FOR THE PROPOSALS

Introduction
------------

         The troubled history of the Partnership and its operating difficulties, its poor financial condition and weak prospects are described in detail in the publicly available annual and quarterly reports which the Partnership has filed with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 10-K") and, most recently, the Third Quarter 10-Q. DMC believes that the removal of Prime-American as general partner of the Partnership is necessary in order to end the conduct of the Partnership's business and affairs in a manner which has resulted, and would, if not halted, continue to result in the diminishment of Unit holder value as evidenced by the dramatic increase through recent years in the negative net worth of the Partnership, as noted below. The deteriorating situation calls for immediate and decisive action to improve the Partnership's prospects and to return the Partnership to profitability. However, the Partnership does not appear to have a viable plan to accomplish these objectives. Recently, however, the Partnership entered into a definitive agreement with Servico, Inc. to sell substantially all of the Partnership's assets to Servico, Inc. (See "Background of the Proposals - The Servico Offer.")

         The following examples indicate the extremely poor condition of the Partnership's business, operations and financial condition:

         1. The Partnership has recorded a net loss in each of the past five years, and no distributions were paid to Unit holders during that period.

         2. The total partners' deficit increased from $15,733,000 at December 31, 1995, to $17,921,000 at December 31, 1996. The
                  deficit increased further to $18,461,000, at June 30, 1997, as reported in the Second Quarter 10-Q. (The total partners' deficit decreased by approximately 13% to $16,105,000, at September 30, 1997.) The magnitude of these deficits reflects substantial increases in total partners' deficit through the years. For example, the present total partners' deficit is more than twice the total partners' deficit at December 31, 1992, which was $7,565,000. (The year 1992 is useful for comparative purposes inasmuch as Operating Partners filed for reorganization under Chapter 11 of the Bankruptcy code in February 1992; its prepackaged reorganization plan was approved in May 1992.)

         3. The Partnership's independent accountants, Coopers & Lybrand L.L.P., in their report dated February 21, 1997, on the Partnership's consolidated financial statements for the year ended December 31, 1996, stated that "the Partnerships have incurred significant operating losses and have a capital deficit at December 31, 1996. These matters raise substantial doubt about the Partnerships' ability to continue as a going concern."

         4. The Units were delisted by the New York Stock Exchange ("NYSE") effective June 20, 1997, and presently trade on the Nasdaq Over-the-Counter Bulletin Board. The Units were delisted because the aggregate market value of the Units, the three-year average net income of the Partnership and the net tangible assets of the Partnership available to the Units fell below the NYSE's continued listing criteria.

         5. Holiday Inns, Inc. ("HII"), the franchisor for the Inns, has informed the Partnership that it might not renew the franchise agreements for a majority of the Inns because the Inns no longer meet the required standards under the franchise agreements. As more fully described below under "The DMC Plan of Action," the HII Property Improvement Plans ("PIPs") would require capital expenditures for the Inns whose franchises expire in 1997 in the aggregate amount of approximately $13,000,000. (However, the Partnership has listed for sale two of the Inns.) As reported in the Third Quarter 10-Q, it is anticipated that capital improvements for the PIPs will be funded through additional financing, if available, but that there can be no assurance that additional financing will be available. Without additional financing, the Partnership may lose its franchises.

         In addition to the apparent lack of any viable plan to return the Partnership to profitability, the Partnership, as noted above, has reported that, as a publicly traded partnership, it will be taxable as a corporation after December 31, 1997, and that Prime- American expected to submit to the Limited Partners a proposal for the conversion of the Partnership and Operating Partners to a corporation in a multi-step transaction. As noted above, Prime-American has in fact not submitted any such proposal, and a representative of Prime-American has indicated to DMC's representatives that no such proposal is currently being prepared.

         DMC and Mr. Sanzo believe that the Unit holders require more active and attentive management focused on enhancing the value of the Unit holders' investment. Given the poor financial and operational performance of the Partnership, the lack of any apparent viable plan by Prime-American and its management for the survivability and future development of the enterprise, and the fact that the taxation status of the Partnership remains unaddressed, DMC recommends that the present general partner be removed immediately as a first step to improving the status of the Unit holders' investment.

         Jerome S. Sanzo has devoted considerable time and energy to evaluating the affairs of the Partnership based upon publicly available information regarding the Partnership and upon his extensive knowledge of and experience in the hotel industry, hotel finance and the capital markets. (See "Certain Information Regarding Participants in the Solicitation - Jerome S. Sanzo.") Mr. Sanzo has developed a plan of action for the Partnership, the essential elements of which consist of:

         . Refinancing or restructuring the senior indebtedness of the Partnership.

         . The sale or other disposition of the Partnership's underperforming properties and their replacement with stronger properties.

         . Renegotiation of the Partnership's franchise agreements with HII relating to certain of the Partnership's properties.

         . A review of the performance of the Managing Director of Prime-American in his capacity as consultant to the Partnership and of the current operational manager of the Partnership.

         . An attempt to increase the efficiency of the operation of the Partnership's properties, particularly through expense reduction and control. However, neither DMC nor any person acting on its behalf has performed or caused to be performed any analysis of the extent to which expense reduction and control could be effected.

         . Conversion of the Partnership and Operating Partners to corporate form.


A description of each of these elements is set forth below. (However, DMC does not, at the present, have access to the books and records of the Partnership and Operating Partners. Accordingly, the plan is subject to modification by DMC to reflect additional information DMC would obtain if it were elected general partner of the Partnership.) Based on a number of factors, including Mr. Sanzo's knowledge and experience and informal discussions which Mr. Sanzo has had with representatives of the Partnership's lenders and major international investment banks, DMC believes that there is a significant likelihood that at least some of the objectives described above could be achieved if promptly and aggressively pursued. However, there can be no assurance that any of the objectives could be attained.


         DMC is aware that, as reported in the Third Quarter 10-Q, Prime-American has taken and desires to take certain action which would be consistent with the plan of action proposed by DMC. For example, the Partnership reported that it sold the Glen Burnie South Inn in 1997, has entered into a contract to sell another Inn and "has planned" to sell six other Inns which have a dated appearance and which are either losing money or, in the opinion of Prime-American, will not produce a sufficient return to justify the costs to complete the PIPs required by HII and the franchise fees for renewal of their franchises. In addition, the Partnership reported that, commencing in August 1997, Prime-American accelerated its efforts to arrange financing for the PIPs and the franchise renewal fees or to enter into another transaction (including the sale of Inns) to protect the interests of the Unit holders and will continue to seek to make arrangements with HII for the renewal of the franchises for the Inns which the Partnership desires to retain. However, DMC believes that the efforts of Prime-American on behalf of the Partnership have not been timely or adequate, as indicated by, among other things, the dramatic increases in the total partners' deficit over many years, the lack of distributions to Unit holders during that period and the fact that the Partnership continues to be threatened with the loss of the HII franchises for the Inns. DMC further believes that, in view of the serious difficulties faced by the Partnership over many years, the efforts of Prime-American to address the Partnership's difficulties should have been "accelerated" long before August 1997. (As more fully described below under "Background of DMC's Proxy Solicitation," it was in August 1997 that Mr. Sanzo met with representatives of Prime-American for the second time to discuss the future of the Partnership.)

                            THE DMC PLAN OF ACTION

         If the Unit holders remove Prime-American as the general partner of the Partnership and elect DMC as the substitute general partner, DMC will immediately act to implement the plan described below. As noted above, the plan will be subject to modification by DMC, should it be elected general partner of the Partnership, to reflect, among other factors, additional information regarding the business, operations and financial condition of the Partnership and Operating Partners DMC would obtain after gaining access to the books and records of the Partnership, and changing market and economic conditions.

1.       Refinancing or Restructuring of Senior Indebtedness
         ---------------------------------------------------

         At September 30, 1997, the Partnership had long term indebtedness in the amount of $63,556,000, consisting of Mortgage Notes in the amount of $54,227,000 and borrowings under a Priming Loan in the amount of $9,329,000. (These credit facilities are more fully described in the 1996 10-K.) The Partnership reported in the 1996 10-K that it then was currently in compliance with all covenants and requirements of the Restated Loan Agreement for the Mortgage Notes and of the Priming Loan.

         The Partnership incurred interest expense in the amount of $4,472,000 for the nine months ended September 30, 1997. DMC believes that the onerous level of debt service has hindered the Partnership's growth and performance. Mr. Sanzo has already had several informal discussions with representatives of the Mortgage Note holders concerning the status of the Partnership's senior debt and DMC's proposed plan of action for the Partnership. No agreement or commitment has resulted from these discussions.

         Mr. Sanzo also has had discussions with representatives of several major international investment banks concerning their potential interest in refinancing all of the Partnership's outstanding long-term indebtedness and financing the acquisition of additional hotels by the Partnership (or a corporate successor, in the event of a conversion of the Partnership to corporate form). Such financing might be accomplished through a conduit or securitized mortgage program and also might involve the conversion of some of the Partnership's senior secured debt to equity. DMC believes that in the current state of the capital markets, it may be possible to reach agreement with existing and/or new lenders to refinance the Partnership's existing debt at interest rates more favorable than those currently incurred by the Partnership. While no commitments or agreements have been obtained, Mr. Sanzo believes, based on the tenor of his informal discussions and his knowledge of both the capital markets and of the hotel industry and hotel finance, that obtaining such financing might be possible in connection with the implementation of DMC's business plan. DMC intends to pursue aggressively such financing in the event that it is elected as general partner of the Partnership.


2.       Sale and Replacement of Underperforming Properties
         --------------------------------------------------

         A key element of revamping the Partnership's operations is the replacement of the Inns which are not profitable with physically and financially more attractive properties. These dispositions may include the Holiday Inns known as Pikesville, Lancaster Route 501, York-Market Street, Moravia and Hazleton. DMC would also consider a disposition of the hotel at Frederick, Maryland. In its Third Quarter 10-Q the Partnership stated that:

                  Operating Partners sold the Glen Burnie South Inn in July, 1997, has entered into a purchase contract for the Baltimore Pikesville Inn, and has planned to sell the Baltimore Moravia Road, Baltimore Belmont, Frederick MD, Lancaster Rt. 501, York Market Street and the Hazleton Inns, which are "highway oriented" properties which, having exterior corridors and being older properties (generally over 20 years old), have a dated appearance. These Inns are either losing money or, in the opinion of the General Partner [Prime- American], will not produce a sufficient return to justify the costs to complete the HII PIPs and the franchise fees for renewal of their franchises.

The Partnership further reported that the net proceeds of the sale of these Inns would be applied to reduce the outstanding principal balance of the Priming Loan, as required by the Priming Loan Agreement.

         In conjunction with restructuring or refinancing the existing debt of the Partnership, and conversion of the Partnership to a corporation (as discussed below), DMC believes that the successor corporation would be well positioned to bid for and acquire additional suitable properties either in exchange for shares of common stock or other equity securities of the successor corporation or with proceeds of financing obtained for such purpose. DMC believes such a course of action, coupled with the improved operating efficiencies proposed below, if achieved, would be advantageous to the shareholders of the successor corporation. Such acquisitions would provide the new corporation with the opportunity to expand its revenue base, create greater economies of scale in its operations, improve the net income allocable to shareholders, and enhance the market value of the enterprise. DMC has already explored certain hotel properties within the Eastern United States as potential acquisition candidates, although Mr. Sanzo did not indicate to their owners that he was acting on behalf of the Partnership or the proposed successor corporation. Mr. Sanzo has had discussions with Martin W. Field, a Unit holder, concerning several profitable hotels owned or controlled by him. (See "Certain Information Regarding Participants in the Solicitation - Martin W. Field" and "- Certain Related Interests of Participants in the Solicitation.") Although an intensive analysis of these potential acquisition candidates has not been completed, DMC believes that such potential acquisitions might be made on terms favorable to the enterprise and can enhance shareholder value. However, there can be no assurance that these or subsequent efforts to identify potential acquisition candidates and thereafter to consummate any such acquisition on terms favorable to the successor corporation will be successful.


         Under the provisions of RULPA, the Partnership Agreement, and the AMI Partnership Agreement, the holders of Units are not required or entitled to vote upon the anticipated sale by Operating Partners of Inns, as described above. As a general matter, the AMI Partnership Agreement authorizes the general partner of Operating Partners to sell or transfer one or more Inns provided that such sale or transfer: (a) does not represent the sale or transfer of all or substantially all of the assets of Operating Partners, and (b) is approved by a majority vote of the limited partners of Operating Partners. Accordingly, as the sole limited partner of Operating Partners, the Partnership must consent to any sale of Inns by Operating Partners. Neither the Partnership Agreement nor the AMI Partnership Agreement requires the consent of Unit holders in order for the Partnership, as an entity, to approve the anticipated sale of Inns by Operating Partners. Therefore, if DMC is elected as the new general partner of the Partnership, it anticipates that it would exercise its authority on behalf of the Partnership to approve any proposed sale by Operating Partners of underperforming or older Inns.

3.       Renegotiations of Arrangements with Holiday Inns, Inc.
         ------------------------------------------------------

                  In the Second Quarter 10-Q and the Third Quarter 10-Q, the Partnership reported that the "Holiday Inn" franchises of ten of the Inns were to expire on June 30, 1997 and the franchises of two additional Inns will expire on December 31, 1997. Before the renewal of an expiring franchise for any "Holiday Inn" property, the property is inspected by HII and that inspection forms the basis for a PIP, the completion of which is a condition to the renewal of the franchise for the property. Prior to December 31, 1995, HII had inspected and prepared PIPs for ten of the Inns whose franchises expire in 1997. During the second quarter of 1996, HII inspected and prepared PIPs for the remaining two Inns whose franchises expire in 1997 (though HII had previously indicated that it might not renew those franchises and, accordingly, had not prepared PIPs for those Inns). Based on those PIPs, and on analyses by the manager of the Inns, Operating Partners estimated the cost of the capital expenditures to be in the range of $13,000,000, although Operating Partners believed that the scope of work and related costs would be subject to negotiation. In June 1997, the Partnership requested that HII extend the expiration of the ten Inns. HII agreed to a number of extensions of the franchise expirations for the ten Inns, most recently to November 14, 1997, as reported in the Third Quarter 10-Q.

         During the process of disposition and acquisition of hotels, DMC would attempt to negotiate appropriate arrangements with HII. These arrangements would include short term franchise extensions for the hotels proposed to be sold and long term extensions for the retained hotels. An agreement with HII will also be necessary regarding its PIPs. As noted above, Mr. Sanzo has discussed with representatives of the Partnership's lenders and potential new lenders financing the PIP requirements for retained hotels as part of the general refinancing of the senior secured debt.

4.       Review of Contracts with Operational Manager and Consulting
         ----------------------------------------------------------
         Services Agreement
         ------------------

         Operating Partners entered into a management agreement with Winegardner & Hammons, Inc. ("W&H") pursuant to which W&H manages the Inns. Effective January 4, 1997, the initial term of the W&H Management Agreement was extended for four years, through 2000, and a provision was added to the W&H Management Agreement which grants to either the Partnership or W&H the right to terminate the agreement, without penalty, at any time without cause, upon at least 90 days prior written notification to the other party. However, under the Priming Loan and Restated Loan Agreements, approval by the Mortgage Lenders and Priming Lenders would be required for the Partnership to elect to terminate the W&H Management Agreement.

         In its 1996 10-K, the Partnership reported that, in 1994, S. Leonard Okin, Managing Director of Prime-American, entered into a Consulting Services Agreement (the "Consulting Services Agreement") with the Partnership, Operating Partners and Prime-American, giving him authority to make day-to-day operating decisions for the Inns. Under the Consulting Services Agreement, Mr. Okin, as an independent contractor, performs on behalf of the Partnership, Operating Partners and Prime-American, the services normally performed by, and exercises the authority normally assumed or undertaken by, the chief executive officer of a corporation. The Consulting Services Agreement has been extended on a yearly basis for a current term ending December 31, 1997. Unless the parties or the Lenders exercise their rights to terminate the Consulting Services Agreement, it will be extended automatically for successive twelve-month periods. The Consulting Services Agreement is terminable, among other reasons, for cause; by 30 days prior written notice from the Partnership, Operating

Partners, or the General Partner to Mr. Okin of their election not to renew the agreement at the expiration of the initial or any renewal term; or by 60 days prior written notice from Mr. Okin to the General Partner of Mr. Okin's election at any time to terminate the agreement.

         Considering the required PIP renovations, dispositions of underperforming hotels and potential acquisition of new hotels, DMC anticipates that it would review the W&H Management Agreement and the Consulting Services Agreement to determine whether each of the agreements should remain in effect or be terminated. However, DMC has not conducted such review and cannot predict the outcome of the review, if conducted.


5.       Increased Efficiency of Operations
         ----------------------------------

         DMC believes that new, aggressive management is needed to work toward enhancement of Unit holder value through a fresh and vigorous approach to the improvement of the Partnership's operations. Although there can be no assurance given, DMC believes that those of the existing properties which would not be disposed might be operated more efficiently through expanded and more thorough attention to expense controls and reductions. DMC notes that, as reported in the 1996 10-K, "Other" expenses increased 8.43%, from $7,718,000 at December 31, 1995 to $8,369,000 at December 31, 1996, while Total Revenues increased at a significantly slower rate of 4.45% during the same period. In the Third Quarter 10-Q, the Partnership reported "Other" expenses in the amount of $6,624,000 for the nine months ended September 30, 1997, which represents an increase of 8.9% from the "Other" expenses in the amount of $6,082,000 for the nine months ended September 30, 1996.

         Notwithstanding the magnitude of the expenses under the category "Other," neither the 1996 10-K nor the Third Quarter 10-Q disclosed the nature of the expenses reflected in the category of "Other" expenses. Furthermore, the Partnership provided no explanation in the 1996 10-K for the much higher rate of increase of "Other" expenses than the increase in revenues. If DMC were elected general partner of the partnership, DMC would immediately evaluate the "Other" category of expenses. However, in the absence of information regarding the nature of the "Other" category of expenses, no assurance can be given that the amount of such expenses could be decreased.

6.       Removal of Prime-American as General Partner of Operating
         ---------------------------------------------------------
Partners.
--------

         Certain restrictions on the change in control of Operating Partners are set forth in: (a) the Amended and Restated Loan Agreement among Massachusetts Mutual Life Insurance Company, Century Life of America and Jackson National Life Insurance Company, as lenders, AMI Operating Partners, L.P., as borrower, and Norwest Bank Minnesota, N.A., as agent, dated as of June 12, 1992 (the "Priming Loan Agreement") and (b) the Amended and Restated Loan Agreement dated as of June 12, 1992, among AMI Operating Partners, L.P., as issuer, certain mortgage note holders, and IBJ Schroder Bank and Trust Company, as servicer (the "Mortgage Loan Agreement") (collectively, the Priming Loan Agreement and the Mortgage Loan Agreement are referred to herein as the "Loan Agreements"). However, based on a review of the Loan Agreements, DMC does not believe that a change in the general partner of the Partnership alone would violate any provision of either of the Loan Agreements.

         Pursuant to each of the Loan Agreements, no change in the ownership interest of any partner in Operating Partners may occur without the consent of lenders having aggregate "percentage interests" of not less than 75% under the Priming Loan Agreement (the "Required Lenders") and the consent of the holders of certificates representing at least 51% of the aggregate unpaid principal amount of the mortgage notes under the Mortgage Loan Agreement (the "Required Holders"). (This restriction does not apply to transfers of limited partnership interests in the Partnership, unless, as a result of such transfer, any entity that is not a "permitted transferee" owns or controls 50% or more of the limited partnership interest in the Partnership.)

         If an unauthorized change in ownership interest of any partner in Operating Partners shall occur and not be corrected within 30 days (or, under certain circumstances, such additional period of up to 30 or 60 days as the relevant Loan Agreement may permit) of receipt by Operating Partners of a notice from the agent or servicer under the Loan Agreements specifying the default and requiring it to be remedied, then an event of default will exist. In case of a default under the Loan Agreements: (a) the lenders are relieved of any obligations to make further advances under the Priming Loan Agreement without regard to any required notice and cure period and (b) upon the expiration of any applicable cure period, the lenders and mortgage note holders are entitled (but not required) to take various other actions, including acceleration of the loans and foreclosure against collateral. At September 30, 1997, as reported in the Third Quarter 10-Q, the long-term debt outstanding under the Loan Agreements was $63,556,000, all of which would potentially be subject to acceleration.

         DMC is seeking the removal of Prime-American as general partner of the Partnership and the appointment of DMC as the new general partner of the Partnership. As described above under "Proposal 1 - To Remove the General Partner," pursuant to the Partnership Agreement, in the event that Prime-American shall be removed as general partner of the Partnership, Prime-American shall also be removed as general partner of Operating Partners. As further described above under "Proposal 2 - To Elect DMC as a Substitute General Partner," if DMC were elected as substitute general partner of the Partnership, DMC, pursuant to the AMI Partnership Agreement, would also become substitute general partner of Operating Partners. To the extent that any such action could be deemed to constitute a "change in the ownership interest of any partner in Operating Partners," such action would require the consents of the Required Lenders and the Required Holders under the Loan Agreements. DMC anticipates that the requisite consents to the change in general partner of Operating Partners would be sought in advance of the effectiveness of such removal and substitution; however, there can be no assurance that such consents, if sought, would be obtained.

7.       Conversion of Partnership to a Corporation
         ------------------------------------------

         As noted above, DMC believes that it would be in the best interests of Unit holders for the Partnership and Operating Partners to convert into a corporation. DMC anticipates that, in order to effect such a conversion, a Delaware corporation ("Newco") will be formed into which the Partnership and Operating Partners would be merged in a multi-step transaction. Shares of common stock of Newco will be issued proportionally to the Unit holders of the Partnership. A substantial amount of additional common stock would be authorized and would be available for use in acquisitions and other transactions.

         Newco would be managed by a board of directors elected by the former Unit holders who had received common stock in the conversion. Mr. Sanzo would seek to be nominated to serve on the board of directors of Newco and to serve as an executive officer of Newco.

         Neither DMC nor Mr. Sanzo has made any agreements or arrangements whatsoever with any person regarding the operation of the Partnership or the management of any successor corporation.


                    BACKGROUND OF DMC's PROXY SOLICITATION

Prior Discussions with Partnership
----------------------------------

         Mr. Sanzo first became aware of the Partnership in the early 1990's while performing his duties as a senior officer of Banque Indosuez, where he was responsible for the lending to the hotel industry of his employer. As a result of more recent conversations between Mr. Sanzo and Martin W. Field, an independent real estate owner, developer and manager, in 1997 Mr. Sanzo reviewed and analyzed publicly available information regarding the business and operations of the Partnership. (As more fully described below, Mr. Sanzo had met Mr. Field during the performance of his duties as an executive and credit officer at Banque Indosuez.) Based on his analysis, Mr. Sanzo believed, and continues to believe, that the Partnership would have the potential for good long-term prospects in the hands of new management.

         During 1997, Mr. Sanzo had two meetings (most recently in August 1997) and several discussions with Mr. Okin, the Managing Director of Prime-American, and with representatives of Prime- American and the Partnership to discuss the troubled financial condition and poor prospects of the Partnership. During these discussions, Mr. Sanzo requested the resignation of Prime-American and proposed a plan of action essentially similar to the DMC Plan of Action described in this Proxy Statement. Prime-American has not responded positively to Mr. Sanzo's proposals.

The Special Meeting
-------------------

         By letter to Prime-American dated June 19, 1997 (the "June Letter"), on behalf of persons holding more than 25% of the Units, a special meeting of Limited Partners was requested for: (i) consideration of the question of the removal of the general partner of the Partnership pursuant to Section 1002 of the Partnership Agreement; and (ii) the election of a new general partner as provided in Section 1002(d). In a separate letter of the same date, counsel to the general partner and Partnership were informed that certain individuals intended to propose that the general partner be replaced by a new corporate general partner to be owned and controlled by Mr. Sanzo.

         After an exchange of correspondence between representatives of DMC and Prime-American, in late September 1997, Prime-American gave notice that a special meeting of all partners of the Partnership would be held on November 5, 1997, at the request of certain Unit holders to vote upon the removal of Prime-American as general partner, and if Prime-American is removed, the election of DMC as the substitute general partner.

         By letter dated October 9, 1997, counsel to DMC requested that Prime-American amend the notice to state that, at the special meeting, a proposal would be voted upon to request that the general partner put the conversion before the Unit holders for consideration and vote.

         In October 1997, at the request of representatives of DMC, Prime-American consented to the postponement of the special meeting to a date to be mutually agreed upon so that, in the event that Prime-American should determine that a special meeting should be held to consider and vote upon the Servico Offer, described below, a single special meeting might (but would not necessarily) be held to vote upon both the proposal for the removal of the Prime-American and related proposals and the Servico Offer (discussed below). Thereafter, representatives of DMC selected, with the concurrence of Prime-American, the date of January 29, 1998, for the Special Meeting.

         By letter dated December 10, 1997, from counsel to DMC, DMC requested that the Partnership provide it with a list of Unit holders as of December 5, 1997; the list was provided to counsel to DMC on December 15, 1997.

Invitation to Mr. Sanzo to Bid for Hotels.
-----------------------------------------

         By letter dated September 11, 1997, sent to Mr. Sanzo by W&H on behalf of Prime-American (the "Offer Letter"), W&H offered to sell to Mr. Sanzo the Inns owned by the Partnership by permitting him to acquire the equity in the Partnerships that own the Inns. Mr. Sanzo rejected the offer by letter to Prime-American dated September 25, 1997. Mr. Sanzo stated, among other things, that he firmly believed that

                  . . . the highest value to the unit holders would be achieved through a restructure of the Partnership's affairs. Such a restructure could include, but might not be limited to, changes in the Partnership's debt structure, asset mix and operations.

                  A sale of the hotel properties at this time would most likely be regarded by the market as a distress or "fire" sale, and accordingly, could not be expected to generate full value for the Unit holders.

         The Partnership is presently attempting to sell a number of Inns at a time when the Partnership has not been able to refinance its existing long term indebtedness on more favorable terms and when it is faced with the imminent expiration of the HII franchises for the Inns. Moreover, it is a matter of public record that many of the Partnership's properties are in distressed condition and that the Partnership does not have resources sufficient to fund the PIPs required by HII. Mr. Sanzo believes that, under such circumstances, the Partnership could not receive value for the Inns which would reflect the long-term prospects of the Partnership under new management.

The Servico Offer
-----------------

         On September 30, 1997, Servico, Inc., an owner and operator of hotels ("Servico"), announced that it had made an offer (the "Servico Offer") to purchase the 99% partnership interest which the Partnership owns in Operating Partners for $8,000,000 in cash. Servico also made an offer to purchase the remaining one percent of Operating Partners which is not owned by the Partnership.

         In the Third Quarter 10-Q, the Partnership reported that, on November 7, 1997, it had signed a definitive agreement with Servico to sell to Servico the Partnership's 99% limited partnership interest in Operating Partners. In a Current Report on Form 8-K (the "Form 8-K"), filed with the Commission on or about November 21, 1997, the Partnership provided certain additional information regarding the proposed transaction with Servico and filed as an exhibit thereto a copy of the definitive Acquisition Agreement dated as of November 7, 1997.


         In the Form 8-K, the Partnership reported that, under the terms of the Acquisition Agreement, Service Acquisition Corp., a wholly-owned subsidiary of Servico ("SAC"), will acquire the 99% limited partnership interest of the Partnership in Operating Partners, for a cash payment to the Partnership of $8,000,000 and certain undertakings by Servico. Under the Acquisition Agreement, SAC will take the Partnership's 99% limited partnership interest in Operating Partners subject to the existing indebtedness and other obligations of Operating Partners.


         The Partnership further reported that it understands that Servico has agreed with Prime Hospitality, Inc. ("Prime"), the parent company of Prime-American, to acquire Prime-American's 1% general partnership interest in Operating Partners in exchange for a warrant to acquire stock of Servico. The Partnership understands that, as part of such transaction, Prime-American and Prime will waive any rights that they may have to receive any distributions by the Partnership of the proceeds of the sale of Partnership's limited partnership interest in Operating Partners. The Partnership also understands that Servico has agreed to retain S. Leonard Okin, a Vice President of Prime-American, as a consultant following the transaction.


         The Partnership reported that the transaction with Servico is subject to the approval of holders of a majority of the "Depositary Units" and that a meeting of Unit holders will be scheduled to consider the transaction. As of the date hereof, the Partnership had not yet filed preliminary proxy solicitation materials with the Commission regarding the transaction and DMC has no knowledge as to when the Partnership will solicit votes on such matter.


         Mr. Sanzo has informed Prime-American that he opposes the Servico Offer.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

Jerome S. Sanzo
---------------

         Mr. Sanzo, age 44, has worked for nearly two decades in banking and the capital markets in the United States and internationally. His experience has included work in senior and subordinated debt underwriting, real estate finance, real estate investment management, hotel management, project finance, corporate finance, and other related activities. Mr. Sanzo has worked in the capital markets in the United States, Asia, and the South Pacific, and in particular, has over 13 years experience in real estate matters in this country and abroad.

         Mr. Sanzo is presently a business consultant whose activities are conducted through his wholly-owned company, Bennelong Holdings LLC, 52 Davenport Ridge Road, Stamford, CT 06903. He is also the sole officer and director of DMC, which was organized primarily to conduct this proxy solicitation.

         During the past eight years, until June 1997, Mr. Sanzo initially was head of all North American real estate finance and then Manager of all asset based and corporate finance activities in North America for Banque Indosuez, now known as Credit Agricole Indosuez ("Indosuez"). In the latter function, Mr. Sanzo was responsible for all commercial and corporate finance activities, in addition to all real estate debt and equity activities, in North America for Indosuez. This included at its peak a loan portfolio of approximately $2 billion, and portfolios of real estate properties owned by clients of Indosuez, and by Indosuez directly, aggregating over $90 million in value as measured by property sales.

         Further, during the period of 1989 through 1997, all North American hotel related financing activities for Indosuez reported to Mr. Sanzo. At its peak, an aggregate of over $250 million in loans and letters of credit for borrowers and developers in the hospitality industry were the responsibility of Mr. Sanzo.

         In addition, during the period of 1990 through 1997, as part of Mr. Sanzo's duties as an executive of Indosuez, Mr. Sanzo served as President and a director of a number of Indosuez subsidiaries which owned buildings in Texas, Illinois, Michigan, Virginia, New Jersey, and New York. These included office buildings, warehouses, shopping centers, and hotels. In addition, on behalf of a group of foreign financial institutions including Indosuez, Mr. Sanzo was President and a director of Conference Center Interests, Inc. ("CCI"), which from 1992 through 1994 owned a 340 room, luxury conference center/resort near a major airport in Virginia. During this period, Mr. Sanzo had ultimate responsibility over all management negotiation, hiring and termination issues, budgets, marketing efforts, operational issues, and capital expenditure requests. (Mr. Sanzo did not receive compensation from such subsidiaries of Indosuez or from CCI.)

         During the 1990's, two of the Indosuez subsidiaries of which Mr. Sanzo was President and a director, owned hotels: Emily Morgan Properties, Inc., which owned an approximately 135 room hotel in Texas, and Airport Hotel, Inc., which owned an approximately 100 room airport hotel in Michigan. He had essentially the same responsibilities with respect to these properties, i.e., control and responsibility of all management, operational, capital expenditure, and divestment issues.

         In 1994, Mr. Sanzo was also named the executive in charge of all North American restructuring and workout activities, including corporate and real estate debtors in non-performing or underperforming situations.

         In addition to those activities, Mr. Sanzo was named Managing Director and elected to the Managing Board of two real estate investment funds which were owned by overseas investors and publicly traded on the Amsterdam Stock Exchange. These funds, IPNA II N.V. and IPNA III N.V., owned real properties across the U.S., and as Managing Director, Mr. Sanzo was responsible for formulating and executing all business and capital strategies, including leasing, operations, capital structure, tax, capital expenditure, property management, and all other related activities of these funds.

   While at Indosuez, Mr. Sanzo served as the bank officer in charge of certain credit facilities for two of Mr. Field's hotels.

   Mr. Sanzo has a net worth of not less than $500,000. Mr. Sanzo is not obligated to provide additional capital to DMC. In addition, Mr. Sanzo does not believe that he would, in his capacity as sole stockholder, officer and director of DMC, be liable for any indebtedness or other obligations of DMC.

Martin W. Field
---------------

   Mr. Field is an independent real estate developer and manager who has more than 30 years of experience in the ownership, management and renovation of hotels. Mr. Field presently owns or operates five hotels in Pennsylvania and New York, all of which are part of the Holiday Inn Worldwide system. Two of these hotels operate as Holiday Inns; all five of the hotels are operating profitably. Mr. Field's executive offices are located at c/o Valley Forge Hilton, 251 West DeKalb Pike, King of Prussia, PA 19406.

   Further information regarding beneficial ownership of Units and other matters with respect to the participants in this proxy solicitation is set forth in Appendix I to this Proxy Statement.

Certain Related Interests of Participants in the Solicitation
-------------------------------------------------------------

   The following paragraphs describe certain arrangements or understandings regarding future employment or future transactions. Except as disclosed below or elsewhere in this Proxy Statement, no participant or associate of a participant has any arrangement or understanding with any person with respect to any future employment by the Partnership or its affiliates, including Operating Partners, or with respect to any future transactions to which the Partnership or any of its affiliates will or may be a party.

   In the event that the Partnership and Operating Partners convert into a corporation, referred to herein as "Newco," Mr. Sanzo would seek to be nominated to serve on the Board of Directors of Newco and to serve as an executive officer of Newco.

   As noted above, Mr. Field has more than 30 years of experience in the ownership, management and renovation of hotels. He presently owns or operates five hotels located in Pennsylvania and New York; two of the hotels operate as Holiday Inns. In view of Mr. Field's experience and his present ownership of hotels, including two Holiday Inns, DMC might consider engaging the services of Mr. Field, either directly or through entities controlled by Mr. Field, to manage or participate in the management of the Partnership's Inns. In the event that the Partnership and Operating Partners convert into a corporation, referred to above as "Newco," Mr. Field may be considered as a potential candidate to serve on the Board of Directors of Newco or as a consultant to Newco. Neither DMC nor Mr. Sanzo have made any commitments to or agreements with Mr. Field regarding these matters. Furthermore, there can be no assurance that Mr. Field would accept any management role or position with the Partnership, operating partners or Newco, if offered to him. (See "The DMC Plan of Action - Review of Contracts with Operational Manager and Consulting Services Agreement.")

   DMC would seek to replace the Partnership's underperforming and older hotels with physically and financially more attractive properties with the object of increasing the Partnership's revenues and profits. Mr. Sanzo has had informal discussions with certain hotel owners, including Mr. Field, concerning the potential acquisition of profitable hotels owned by them. However, no arrangements have been made or agreements entered into with Mr. Field regarding the potential sale of any hotels owned by him to either the Partnership or Newco. Furthermore, there can be no assurance that Mr. Field would consider or accept any offer made by the Partnership or Newco to purchase any of his hotels. (See "The DMC Plan of Action - Sale and Replacement of Underperforming Properties.")

       SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
                              OF THE PARTNERSHIP

   As reported by the Partnership in the 1996 10-K, the following table sets forth, as of December 31, 1996, the number of Units owned by the officers and directors of the General Partner and by all persons owning of record or, to the knowledge of the Partnership, beneficially more than 5% of the outstanding Units.

                                                               Ownership of Units
                                                 -----------------------------------------------
                                                    Number                        Percentage
                                                   of Units     Total No. of       of Units
Name and Address of Owner                            Held        Units Held       Outstanding
-------------------------                            ----        ----------       -----------
S. Leonard Okin
c/o Prime-American Realty Corp.
P.O. Box 230                                        1,000          1,000             0.025%
Hawthorne, NJ 07507-0230                            -----          -----             ------

Jerome & Marcella Yunger, as
Trustees
5039 Mesa View Drive
Las Vegas, NV 89120                               174,800

Roxanne Rose Yunger
5039 Mesa View Drive
Las Vegas, NV 89120                               129,400        304,200 (1)         7.605% (1)
                                                  -------        -------             ------

(1) Includes 174,800 Units held of record by Mr. & Mrs. Yunger as Trustees of the Jerome J. and Marcella M. Yunger Family Trust and 129,400 Units held of record by Roxanne Rose Yunger. The Partnership has no knowledge as to the beneficial ownership of such Units.

         DMC has been informed by Martin W. Field that, on the date hereof, Mr. Field and his wife, Kathleen P. Field, may be deemed to hold beneficially a total of 157,500 Units.

         DMC further understands that, on the date hereof, a trust organized by Mr. Field in 1993 for the benefit of certain of his children (the "Trust") held 117,600 Units, constituting approximately 2.9% of the Units. The trustee of the Trust, who is unaffiliated with Mr. Field, has sole dispositive and voting power with respect to Units held by the Trust. Accordingly, Mr. Field disclaims beneficial ownership of the Units held by the Trust.

               ADDITIONAL INFORMATION REGARDING THE PARTNERSHIP

         Certain additional information regarding the Partnership and its business and financial condition and concerning the General Partner and the officers and directors of the General Partner is set forth in the 1996 10-K. Reference is also made to the Partnership's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

PLEASE INDICATE YOUR SUPPORT OF DMC'S PROPOSALS TO REMOVE THE GENERAL PARTNER AND TO ELECT DMC AS THE NEW GENERAL PARTNER BY COMPLETING, SIGNING AND DATING THE ENCLOSED GOLD PROXY CARD AND RETURNING IT IN THE ENCLOSED ENVELOPE. (NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES).

         If you have any questions or require any additional information concerning this Proxy Statement or the Special Meeting, please contact Regan & Associates, Inc., 15 Park Row, New York, New York 10038, tel. no. (800) 737-3426. If any of your Units are held in the name of a brokerage firm, bank, bank nominee or other institution, only it may vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to indicate a vote "FOR" DMC's proposals and to sign, date and return the enclosed proxy card as soon as possible.

YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND MAIL THE ACCOMPANYING GOLD PROXY CARD PROMPTLY.

                                  APPENDIX I


A. Set forth below is certain information with respect to ownership of Units by the participants in this proxy solicitation and associates of the participants.

         Jerome S. Sanzo
         ---------------

         Mr. Sanzo presently owns beneficially a total of 7,000 Units, of which 5,000 Units are held by Mr. Sanzo individually and 2,000 Units are held by Mr. Sanzo jointly with his wife. Mr. Sanzo does not presently own any Units of record but not beneficially. Mr. Sanzo has made the following purchases and sales of Units during the past two years:

         Date                  Purchase or Sale           Number of Units
         ----                  ----------------           ---------------
         November 25, 1996     Purchase                     1,000
         June 19, 1997         Purchase                       700
         August 15, 1997       Purchase                     1,000
         August 26, 1997       Purchase                     5,000
         August 27, 1997       Sale                        (1,000)
         August 27, 1997       Purchase                       300
                                                          -----------

                                               Total:       7,000

         Martin W. Field
         ---------------

         Mr. Field presently owns beneficially a total of 157,500 Units, all of which are held jointly by Mr. Field and his wife, Kathleen P. Field. Mr. Field does not presently own any Units of record but not beneficially. Mr. Field and associates of Mr. Field have made the following purchases and sales of Units during the past two years:

         Martin W. Field and Kathleen P. Field:
         -------------------------------------


         Date                               Purchase or Sale                            Number of Units
         ----                               ----------------                            ---------------
         October 6, 1997                    Purchase                                    85,000
         October 15, 1997                   Purchase                                    14,500
         October 17, 1997                   Purchase                                     5,000
                                                                                       -------

                                                                       Total:          104,500


         CLBW Associates, LP:
         -------------------


         Date                               Purchase or Sale                            Number of Units
         ----                               ----------------                            ---------------
         November 6, 1997                   Purchase                                     2,500
         November 7, 1997                   Purchase                                     7,500
         November 13, 1997                  Purchase                                     2,000
         November 19, 1997                  Purchase                                    16,000
                                                                                        ------

                                                                       Total:           28,000


         Prussia Associates, LP:
         ----------------------


         Date                               Purchase or Sale                            Number of Units
         ----                               ----------------                            ---------------
         October 22, 1997                   Purchase                                    10,000
         October 27, 1997                   Purchase                                     8,000
         October 28, 1997                   Purchase                                     7,000
                                                                                        ------

                                                                       Total:           25,000


         As the sole general partner of CLBW Associates, LP and Prussia Associates, LP, Martin W. Field has sole voting and dispositive power over the Units held by such entities. CLBW Associates, LP and Prussia Associates, LP are "associates" of Mr. Field, as defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended. Each of these limited partnerships was organized to hold one of the hotels owned by Mr. Field. The business address of CLBW Associates, LP is 4100 Presidential Boulevard, Philadelphia, PA 19131. The business address of Prussia Associates, LP is 251 West DeKalb Pike, King of Prussia, PA 19406. The holdings of CLBW Associates, LP and Prussia Associates, LP identified above represent the total number of Units beneficially owned by such entities at present.

         A son-in-law of Mr. Field beneficially holds a total of 5,000 Units. Mr. Field disclaims beneficial ownership of such Units.

         A family trust established by Mr. Field for the benefit of the children of Martin W. Field and Kathleen P. Field (the "Trust") beneficially holds a total of 117,600 Units. Robert Broder, the sole trustee of the Trust, has sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, all Units held by the Trust. Mr. Broder caused the Trust to acquire such Units at the request of Mr. Field. Mr. Broder will make independent determinations regarding the voting, holding and disposition of the Units held by the Trust based, in part, on the advice of Mr. Field. Mr. Field disclaims beneficial ownership of the Units held by the Trust.

B. All of the Units described above in Paragraph A were purchased with personal funds or working capital, and not with funds borrowed or otherwise obtained for the purpose of acquiring or holding such Units.

C. Except as disclosed below or elsewhere in this Proxy Statement, none of the participants is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to Units.

         At the request of Mr. Field, Joseph Selig purchased a total of 117,600 Units on behalf of Mr. Field during the period from June 13, 1997 through October 3, 1997, with the informal understanding that Mr. Field or his designee could purchase such Units from Mr. Selig upon Mr. Field's request. (Certain information regarding the purchases effected by Mr. Selig is set forth below in this Paragraph C.) Mr. Field subsequently recommended to Robert Broder, the trustee of the Trust, that the Trust purchase such Units from Mr. Selig. After evaluating considerations which he deemed relevant, in addition to Mr. Field's recommendation, Mr. Broder determined to cause the Trust to purchase the Units from Mr. Selig. The purchase was effected on October 15, 1997. As indicated above, Mr. Field disclaims beneficial ownership of the Units held by the Trust. Messrs. Field (together with his spouse) and Selig filed a Statement on Schedule 13D dated October 17, 1997 (the "Statement"), reporting beneficial ownership as a "group," but only until October 15, 1997 (the date of the purchase of Units from Mr. Selig by the Trust), of a total of 217,000 Units, then constituting approximately 5.4% of the outstanding Units. The Statement further reported that, as of October 15, 1997, Mr. Field ceased to be the beneficial owner of more than five percent of the outstanding Units.

         Purchases and sales of Units by Mr. Selig during the past two years are as follows:


         Date                               Purchase or Sale                            Number of Units
         ----                               ----------------                            ---------------
         June 13, 1997                      Purchase                                           300
         June 16, 1997                      Purchase                                        19,700
         June 16, 1997                      Purchase                                        10,000
         June 17, 1997                      Purchase                                         2,000
         June 18, 1997                      Purchase                                        21,000
         June 18, 1997                      Purchase                                         9,200
         June 18, 1997                      Purchase                                           200
         August 15, 1997                    Sale                                           (20,000)
         August 26, 1997                    Purchase                                        46,000
         September 16, 1997                 Purchase                                        12,700
         September 22, 1997                 Purchase                                        10,000
         September 23, 1997                 Purchase                                         4,000
         October 3, 1997                    Purchase                                         2,500
         October 15, 1997                   Sale                                          (117,600)


D. No participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Partnership.

E. None of the participants or associates of the participants has had any transaction, or series of similar transactions, since January 1, 1996, or any currently proposed transaction, or series of similar transactions, to which the Partnership or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which such participant (or associate) had, or will have, a direct or indirect material interest. See also "Certain Information Regarding Participants in the Solicitation - Certain Related Interests of Participants in the Solicitation."

                                     PROXY

                       DAVENPORT MANAGEMENT CORPORATION

THIS PROXY IS BEING SOLICITED ON BEHALF OF DAVENPORT MANAGEMENT CORPORATION FOR USE AT A SPECIAL MEETING OF UNIT HOLDERS OF PRIME MOTOR INNS LIMITED PARTNERSHIP SCHEDULED TO BE HELD ON JANUARY 29, 1998.

The undersigned hereby appoints Jerome S. Sanzo and Martin W. Field as proxies of the undersigned, with full power of substitution, to vote, as specified herein, all units of limited partnership interest ("Units") of Prime Motor Inns Limited Partnership (the "Partnership") owned on the record date by the undersigned at the Special Meeting of Unit Holders to be held, at 2:30 P.M., local time on January 29, 1998, and any postponement or adjournment thereof.

DAVENPORT MANAGEMENT CORPORATION RECOMMENDS A VOTE "FOR" EACH OF THE FOLLOWING
PROPOSALS:

1. PROPOSAL TO REMOVE PRIME-AMERICAN REALTY CORP. AS CURRENT GENERAL PARTNER OF THE PARTNERSHIP

            ___ FOR              ___ AGAINST             ___ ABSTAIN

2. PROPOSAL TO APPOINT DAVENPORT MANAGEMENT CORPORATION AS THE NEW GENERAL PARTNER OF THE PARTNERSHIP, IN THE EVENT THAT PRIME AMERICAN REALTY CORP. IS REMOVED AS GENERAL PARTNER.

            ___ FOR              ___ AGAINST             ___ ABSTAIN

3. PROPOSAL TO REQUEST THAT THE GENERAL PARTNER PREPARE AND SUBMIT TO THE LIMITED PARTNERS A PROPOSAL FOR THE CONVERSION OF THE PARTNERSHIP TO A CORPORATION

            ___ FOR              ___ AGAINST             ___ ABSTAIN

4. PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN THE EVENT THAT THERE ARE NOT SUFFICIENT VOTES TO REMOVE PRIME-AMERICAN REALTY CORP. AS GENERAL PARTNER OF THE PARTNERSHIP

            ___ FOR              ___ AGAINST             ___ ABSTAIN


THE UNITS REPRESENTED BY THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED UNIT HOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS SET FORTH ABOVE.

                                                   Dated: ________________, 199_


                                                   -----------------------------
                                                            (Signature)

                                                   -----------------------------
                                                              (Title)

                                                   -----------------------------
                                                            (Signature)

                                                   -----------------------------
                                                              (Title)

                                                   IMPORTANT: Each joint owner
                                                   should sign. Executors,
                                                   administrators, trustees and
                                                   others signing in a
                                                   representative capacity
                                                   should give full title. If a
                                                   corporation, please sign in
                                                   full corporate name by
                                                   authorized officer. If a
                                                   partnership, please sign in
                                                   partnership name by
                                                   authorized person.

PLEASE MARK, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

            [LETTERHEAD OF DILWORTH, PAXSON, KALISH & KAUFFMAN LLP]

DIRECT DIAL NUMBER:                                      Merritt A. Cole
       (215) 575-7250

                               December 15, 1997



VIA EDGAR TRANSMISSION AND FACSIMILE
------------------------------------

James J. Moloney, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W. Mail Stop 3-3
Washington, DC 20549

     Re:  Prime Motor Inns Limited Partnership
          Revised Preliminary Proxy Statement filed by
          Davenport Management Corporation
          File No. 1-9311
          -----------------------------------------------------

Dear Mr. Moloney:

     On behalf of Davenport Management Corporation ("DMC"), we are filing concurrently herewith via EDGAR transmission DMC's second revised preliminary proxy statement.

     The revised preliminary proxy statement reflects the comments set forth in the staff's letter dated December 10, 1997 (the "Second Comment Letter"), regarding the proxy statement and form of proxy as filed on December 8, 1997.

     In order to facilitate your review of DMC's responses to the Second Comment Letter, we are transmitting to you by facsimile the following:

     1. a copy of the Second Comment Letter on which we have marked in the left hand margin, with respect to each comment, the number of the page
          ---------
          in the revised proxy statement on which the response to the comment appears; and

     2. a copy of the revised proxy statement which has been marked with the number of each staff comment in the right hand margin opposite the
                                              ----------
          paragraph in which DMC's response to the comment appears. We have also manually marked this copy to note certain additional modifications which we have made in the text.

     If you have any questions regarding the responses to the Second Comment Letter or otherwise concerning the revised preliminary proxy statement, please contact the undersigned at the telephone number indicated above, or, in my absence, Gary E. Murphy, Esq. of this office at tel. (215) 575-7274.



                                    Very truly yours,

                                    /s/ Merritt A. cole

                                    Merritt A. Cole
                    For: Dilworth, Paxson, Kalish & Kauffman LLP


MAC:pab
Enclosures
cc:  Jerome S. Sanzo, President
       Davenport Management Corporation
       (w/encls.)